Exhibit 99.1
Gmarket Reports Fourth Quarter and Full Year 2007 Financial
Results
Seoul, South Korea, February 28, 2008 — Gmarket Inc. (NASDAQ: GMKT) (“Gmarket”) announced today its financial and operating results for the fourth quarter and full year ended December 31, 2007.
Gmarket reported total revenues of Won 67.2 billion ($71.8 million) for the fourth quarter of 2007, representing a 41% increase from total revenues of Won 47.7 billion for the fourth quarter of 2006.
The Company’s gross merchandise value (“GMV”), which represents the total value of all items sold on Gmarket’s website, increased by 42% to Won 970.0 billion ($1,036.6 million) for the fourth quarter of 2007 compared to Won 682.4 billion for the same period in 2006. Transaction fee revenues for the fourth quarter of 2007 were Won 37.7 billion ($40.3 million), representing a 29% increase from Won 29.1 billion for the fourth quarter in 2006. Advertising and other non-transaction revenues for the fourth quarter of 2007 were Won 29.5 billion ($31.5 million), representing a 59% increase from Won 18.6 billion for the same period in 2006.
Operating income for the fourth quarter of 2007 was Won 9.2 billion ($9.8 million), representing a 50% increase from Won 6.1 billion for the same period in 2006.
Net income for the fourth quarter of 2007 was Won 12.4 billion ($13.3 million), representing a 98% increase from Won 6.3 billion for the same period in 2006. Earnings per diluted share for the fourth quarter of 2007 increased to Won 245 or $0.26, up from Won 124 for the same period in 2006.
For the year ended December 31, 2007, Gmarket’s GMV increased by 43% to Won 3,248.6 billion ($3,471.5 million), compared to total GMV of Won 2,268.2 billion in 2006. The Company reported total revenues of Won 222.9 billion ($238.2 million), representing a 45% increase from total revenues of Won 154.1 billion in 2006. Operating income was Won 26.5 billion ($28.3 million), representing an 87% increase from Won 14.2 billion in 2006. Net income was Won 33.3 billion ($35.6 million) or $0.70 diluted earnings per share, representing a 105% increase from Won 16.3 billion.
“Our fourth quarter performance was strong, with record figures in all of our key operating metrics and financial results,” said Young Bae Ku, Chief Executive Officer of Gmarket. “In 2007, we focused on expanding our market leadership by growing some of our smaller categories, creating new markets and diversifying our revenue sources. By achieving solid growth across all product categories and in our non-transaction revenue, we were able to increase our market share and improve profitability.”
During the fourth quarter of 2007, the Company’s registered user base grew to approximately 13.7 million from 13.0 million registered users at the end of the third quarter of 2007. In addition, the Company averaged 18.7 million monthly unique visitors in the fourth quarter of 2007, compared to 17.1 million unique visitors during the fourth quarter of 2006.

Investor Conference Call / Webcast Details
The Company’s management will review detailed fourth quarter 2007 results on Wednesday, February 27, 2008 at 6:00 p.m. U.S. Eastern Time (8:00 a.m., February 28, 2008 in Seoul, South Korea). A live webcast of the conference call will be available on Gmarket’s website at www.gmarket.co.kr/IR/.
Dial-in details for the conference call are as follows:
US: +1.800.706.7748 or +1.617.614.3473
Hong Kong: +852.3002.1672
Singapore: +65.6823.2164
U.K.: +44.207.365.8426
Korea: +82.00.308.13.1153
Password for all regions: GMARKET
A replay of the call will be available beginning February 27 at 8:00 p.m. U.S. Eastern Time (10:00 a.m., February 28, 2008 in Seoul) at www.gmarket.co.kr/IR/ and by telephone at +1-888-286-8010 or +1-617-801-6888 with passcode 37141938 (telephone replay available through 9:59 a.m. on March 6, 2008 U.S. Eastern Time (11:59 p.m., March 6, 2008 in Seoul)).
Notes: (1) The Dollar amounts provided in this release are based on an exchange rate of Won 935.80 to US$1.00, which is the noon buying rate in effect on December 31, 2007 as quoted by the Federal Reserve Bank of New York. (2) GMV should not be construed as an alternative to revenues or any other measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV in a different manner than Gmarket does.
About Gmarket
Gmarket Inc. is a leading retail e-commerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket’s e-commerce marketplace is located primarily at www.gmarket.co.kr.
Safe Harbor Under the Private Securities Litigation Reform Act of 1995
Certain statements in this filing on Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” “continue,” “plan” or “predict” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on the Company’s current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause the Company’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, the Company’s ability to diversify revenues; the Company’s ability to compete effectively in a highly competitive industry; the Company’s ability to anticipate and access technological developments in the Company’s industry; the Company’s ability to recruit and retain quality employees as the Company grows; the Company’s ability to implement the Company’s growth strategies; and economic and political conditions in and outside of Korea. Investors should consider the information contained in the Company’s submissions and filings with the SEC, including the Company’s registration statement on Form F-1, as amended, together with such other documents as the Company may submit to or file with the SEC from time to time, including on Forms 20-F and 6-K. The forward-looking statements speak only as of this filing on Form 6-K and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contacts
Paul J. Lee
Gmarket Inc.
+82-2-3016-4372
plee@gmarket.co.kr
In the U.S.
Tyler Wilson
The Ruth Group
+1-646-536-7018
twilson@theruthgroup.com

GMARKET INC.
UNAUDITED BALANCE SHEETS
(in millions of Korean Won and in thousands of US dollars)

	December 31,		December 31,		December 31,
	2006		2007		2007

Assets
Current assets:
Cash and cash equivalents	~~W~~	34,930	~~W~~	48,367	$51,685
Cash on deposit		134,398		190,000	203,035
Restricted cash		6,400		8,110	8,666
Accounts receivable, net		33,827		52,565	56,171
Current held-to-maturity securities		4,000		—	—
Other current assets		5,119		8,120	8,678

Total current assets		218,674		307,162	328,235
Long-term financial instruments		5,000		—	—
Property and equipment, net		19,582		23,577	25,194
Other assets		4,846		6,305	6,738

Total assets	~~W~~	248,102	~~W~~	337,044	$360,167

Liabilities and Shareholders’ Equity
Current liabilities:
Amounts payable to sellers	~~W~~	103,599	~~W~~	147,300	$157,405
Accounts payable		19,242		22,727	24,286
Deferred revenue and advances		3,532		5,196	5,553
Loyalty program reserves		6,608		8,619	9,210
Other current liabilities		6,854		8,336	8,908

Total current liabilities		139,835		192,178	205,362
Other liabilities		1,397		3,268	3,493

Total liabilities		141,232		195,446	208,855

Shareholders’ equity:
Common shares		4,951		4,975	5,316
Additional paid-in capital		86,445		88,080	94,122
Retained earnings		15,474		48,543	51,874

Total shareholders’ equity		106,870		141,598	151,312

Total liabilities and shareholders’ equity	~~W~~	248,102	~~W~~	337,044	$360,167

GMARKET INC.
UNAUDITED STATEMENTS OF INCOME
(in millions of Korean Won and thousands of US dollars, except per share data)

	Three Months Ended December 31,					Year Ended December 31,
	2006		2007		2007	2006		2007		2007
Revenues:
Transaction fees	~~W~~	29,130	~~W~~	37,680	$40,265	~~W~~	99,252	~~W~~	130,010	$138,929
Advertising and other		18,599		29,531	31,556		54,881		92,875	99,246

Total revenues		47,729		67,211	71,821		154,133		222,885	238,175
Costs and expenses:
Cost of revenues		25,619		35,949	38,415		78,954		119,668	127,878
Sales and marketing		11,861		14,319	15,301		46,427		52,466	56,066
General and administrative		4,123		7,738	8,269		14,577		24,272	25,937

Total costs and expenses		41,603		58,006	61,985		139,958		196,406	209,880

Operating Income		6,126		9,205	9,836		14,175		26,479	28,294
Other income (expense):
Interest income		1,943		2,724	2,911		5,189		9,195	9,826
Others, net		(252)		73	78		202		49	53

Income before income tax expenses		7,817		12,002	12,825		19,566		35,723	38,173
Income tax expenses (benefits)		1,566		(403)	(431)		3,289		2,420	2,585

Net income	~~W~~	6,251	~~W~~	12,405	$13,256	~~W~~	16,277	~~W~~	33,303	$35,588

Net income per share — basic	~~W~~	126	~~W~~	249	$0.27	~~W~~	371	~~W~~	671	$0.72
Net income per share — diluted		124		245	0.26		345		659	0.70

Weighted average number of shares — basic		49,506,210		49,747,035	49,747,035		40,468,471		49,657,673	49,657,673
Weighted average number of shares — diluted		50,495,363		50,619,956	50,619,956		47,177,311		50,552,784	50,552,784

GMARKET INC.
UNAUDITED STATEMENTS OF CASH FLOWS
(in millions of Korean Won and thousands of US dollars)

	Three Months Ended December 31,					Year Ended December 31,
	2006		2007		2007	2006		2007		2007
Cash flows from operating activities:
Net income	~~W~~	6,251	~~W~~	12,405	$13,256	~~W~~	16,277	~~W~~	33,303	$35,588
Adjustments
Depreciation and amortization		1,165		1,968	2,103		3,347		6,667	7,124
Stock-based compensation expense		242		434	464		850		1,504	1,608
Provision for bad debt		220		181	193		283		386	412
Provision for severance benefits		261		467	498		1,039		1,647	1,760
Deferred tax assets		(364)		(883)	(944)		(767)		(2,306)	(2,464)
Provision for loyalty program reserves		2,023		1,380	1,474		6,400		4,970	5,311
Others, net		134		5	7		115		225	242
Changes in operating assets and liabilities
Accounts receivable		(6,567)		9,307	9,946		(17,792)		(18,884)	(20,179)
Amounts payable to sellers		11,340		24,010	25,657		10,141		43,701	46,699
Accounts payable		5,867		2,505	2,677		8,383		3,485	3,724
Deferred revenue and advances		184		492	525		1,352		1,664	1,778
Other current assets		(1,070)		22	24		(2,328)		(1,399)	(1,495)
Other assets		(25)		25	26		21		33	35
Other current liabilities		1,389		1,132	1,211		2,635		(1,476)	(1,579)
Payment of accrued severance benefits		(22)		(51)	(55)		(71)		(262)	(280)

Net cash provided by (used in) operating activities		21,028		53,399	57,062		29,885		73,258	78,284

Cash flows from investing activities:
(Increase) in cash on deposit, net		(12,527)		(40,946)	(43,754)		(88,827)		(50,602)	(54,073)
(Increase) in restricted cash, net		(600)		(1,600)	(1,710)		(4,300)		(1,710)	(1,827)
Decrease (increase) in long-term financial instruments, net		(30)		4,000	4,274		(120)		4,000	4,274
Purchase of property and equipment		(9,195)		(3,730)	(3,986)		(14,749)		(10,614)	(11,342)
Decrease (increase) in other current assets		—		(3,990)	(4,264)		47		15	16
(Increase) in other assets, net		(3,190)		(312)	(334)		(3,960)		(1,064)	(1,138)

Net cash provided by (used in) investing activities		(25,542)		(46,578)	(49,774)		(111,909)		(59,975)	(64,090)

Cash flows from financing activities:
Issuance of common shares, net		—		—	—		79,668		154	165
Decrease in loan to employees for stock purchase		—		—	—		388		—	—

Net cash provided by financing activities		—		—	—		80,056		154	165

Net increase in cash and cash equivalents		(4,514)		6,821	7,288		(1,968)		13,437	14,359

Cash and cash equivalents
Beginning of year		39,444		41,546	44,397		36,898		34,930	37,326

End of period	~~W~~	34,930	~~W~~	48,367	$51,685	~~W~~	34,930	~~W~~	48,367	$51,685

GMARKET INC.
UNAUDITED SUPPLEMENTAL OPERATING DATA

	2006				2007
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
G M V (in billions of Won)[1]	469.2	543.8	573.0	682.4	723.0	780.0	775.6	970.0

Registered Users[2] (000)	8,311	9,239	10,111	10,967	11,754	12,408	12,981	13,674

Average Monthly Unique Visitors[3] (000)	15,179	16,543	17,051	17,130	16,931	17,581	17,925	18,712

1.	Represents the aggregate value of all products sold on the Company’s website for the period. GMV is commonly used in the e-commerce industry to measure a company’s operating performance as transaction fees depend in part on GMV. GMV should not be construed as an alternative to any measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV in a different manner to Gmarket.

2.	Registered Users include both buyers and sellers who have registered with the Company as of the end of the period.

3.	Average monthly unique visitors represents the average number of monthly unique visitors to the Company’s website during the period, measured and announced by Metrix Corporation, a Korean Internet research company. Other research companies’ results may differ.